Exhibit 99.132

NexTech Reports Revenue and Gross Profit For February and Audit Update

New York, NY - Toronto, ON –March 3rd, 2020 – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), the industry leader in augmented reality, is pleased to announce that it has achieved revenue for the month of February of $685,000 and gross profit margin of 66% or $450,000 representing a 184% increase in revenue and 271% increase in gross profits year over year.

Update On Audit and Q1 2020 release:

The Company recently changed its fiscal year-end to a calendar year ending December 31, previously the company had a May 31 year-end. The Company believes this change of year-end to a calendar year-end will better align the Company’s financial reporting periods with its industry peer group in the technology sector, and will allow investors to more easily compare year over year quarterly and annual financial results.

As the company has already released its audited financial statements ending March 31st 2019, which included 5 months of calendar year 2019, this new audit will cover the balance of the year, June 1st - December 31st or the 7 remaining months.

●	As a result of changing the year-end, the company has been undergoing its 2019 year-end audit for the new calendar year (7 months) ending December 31st 2019.
●	The Company will report audited financial results for the 7 month period June 1 to December 31, 2019 in late March 2020.
●	Results for the first quarter ended March 31, 2020 will be reported in May 2020.
●	The Company will report audited financial results for a seven-month transitional fiscal year June 1, 2019 to December 31, 2019 with a comparative of twelve-month audited financial statements from June 1, 2018 to May 31, 2019.

●	Going forward in 2020, NexTech AR Solutions Corp. will revert to a customary quarterly reporting calendar based on a December 31st financial year-end, with fiscal quarters ending on the last day in March, June, September, and December each year.

Kashif Malik, CFO of NexTech AR Solutions commented, “Although we are a venture issuer, we are striving to report under the non-venture issuer reporting deadlines. This shows our firm commitment to being a mature public company.”

Evan Gappelberg, CEO of NexTech AR Solutions comments, “With these monthly updates we continue to be transparent with our shareholders which we believe is important, especially in these volatile times. As the Coronavirus has grabbed the headlines for the past week we have been busy building our business, serving our customers and landing new accounts with zero supply chain issues. He continues, “historically the month of February is the slowest month of the year for e-commerce with the fourth quarter being the biggest months, however we are expecting a significant ramp up in revenue for all business segments to begin in March”.

New Product Updates:

-	The company is in the final stages of selecting a location in Silicon Valley for its previously announced V-Commerce business

V-Commerce AR/VR has been coined as a way to create virtual stores where a customer could choose and buy products virtually in 3D. VR in retail is predicted to reduce marketing costs, reduce product returns and offer efficient analytics and data which is very similar to the AR value proposition for E-commerce. With ARitize and now VRitize NexTech has positioned itself at the intersection and transformation of the entire $3.7 trillion dollar (Statista) retail ecosystem with the industries first state of the art one-stop E-commerce, solution.

-The company is preparing to launch in beta its game-changing “ARitize360” app (formerly named CaptureAR) app in March 2020.

ARitize360 is a pivotal new technology that will accelerate the augmented reality global marketplace. With ARitize360 customers can achieve incredible time and money savings. What could take an experienced 3D modeler days of work to create a 3D version of a product, can now be done in a matter of minutes, and with the same resolution and image fidelity as if the 3D model was designed from scratch.

Both the just launched 3D/AR ad network and the ARitize360 technology work hand in hand building value for each other through content creation and the usage of the content on the ad network. The ad network is part of the company’s AR omni-channel platform approach which includes: AR for e-commerce, AR in Chat, its ARitize App and AR University for education and training. With this new ad network NexTech will continue to leverage all its current 3D asset creation technology and relationships into 3D/AR ads, opening up a major new revenue channel in 2020 and beyond. In 2019, according to IDC, global advertising spend will be about $725 billion, up over 4% from 2018.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of e-commerce businesses and growth of its omni-channel AR SaaS platform called ARitize™. The company is pursuing four multi-billion dollar verticals in AR.

ARitize™ for E-commerce; The company launched its technologically advanced webAR for e-commerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ’full funnel’ end-to-end e-commerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; expected to launch in Q1 2020, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

ARitize™ 3D-AR-360 Advertising Platform: launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage it’s 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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